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FILE NO. 82-4750

December 10, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

1. Notice of Purchase of Own Shares on the Market (dated November 15, 2002); and
2. Notice of Purchase of Own Shares on the Market (dated November 21, 2002).

Yours truly,

Hitoshi Sumiya

dlw 12/26

Encl.
cc: Q.P. Corporation
The Bank of New York

FILE NO. 82-4750

(Translation)

November 15, 2002

Dear Shareholders:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Toshio Sakagami Senior Managing Director, General Manager, General Affairs Dept. Tel. 03-3486-3331

Notice of Purchase of Own Shares on the Market

(Purchase by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Q.P. Corporation (the "Company") purchased its own shares on the market in accordance with Article 210 of the Commercial Code of Japan.

Description

Purchase period:	From October 30, 2002 to November 14, 2002
Number of shares purchased:	454,400 shares
Aggregate purchase price:	¥457,035,300
Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference 1)

Description of the resolution adopted at the Ordinary General Meeting of Shareholders held

on February 22, 2002 (for the period until the close of the Ordinary General Meeting of Shareholders in respect of the first business year after such resolution).

Class of shares to be purchased:	Shares of common stock of the Company
Total number of shares to be purchased:	Not exceeding 1,800,000 shares
Aggregate purchase price:	Not exceeding ¥2,000,000,000

(Reference 2)

Accumulated number of own shares of the Company purchased up to November 14, 2002:

Number of shares purchased:	922,100 shares (Ratio to the number of the above authorized shares: 51.23%)
Aggregate purchase price:	¥918,612,000 (Ratio to the amount of the above authorized shares: 45.93%)

- END -

FILE NO. 82-4750

(Translation)

November 21, 2002

Dear Shareholders:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Toshio Sakagami Senior Managing Director, General Manager, General Affairs Dept. Tel. 03-3486-3331

Notice of Purchase of Own Shares on the Market

(Purchase by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Q.P. Corporation (the "Company") purchased its own shares on the market in accordance with Article 210 of the Commercial Code of Japan.

Description

Purchase period:	From November 18, 2002 to November 20, 2002
Number of shares purchased:	114,600 shares
Aggregate purchase price:	¥113,988,300
Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference 1)

Description of the resolution adopted at the Ordinary General Meeting of Shareholders held

on February 22, 2002 (for the period until the close of the Ordinary General Meeting of Shareholders in respect of the first business year after such resolution).

Class of shares to be purchased:	Shares of common stock of the Company
Total number of shares to be purchased:	Not exceeding 1,800,000 shares
Aggregate purchase price:	Not exceeding ¥2,000,000,000

(Reference 2)

Accumulated number of own shares of the Company purchased up to November 20, 2002:

Number of shares purchased:	1,036,700 shares (Ratio to the number of the above authorized shares: 57.59%)
Aggregate purchase price:	¥1,032,600,300 (Ratio to the number of the above authorized shares: 51.63%)

- END -